UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Financial results for the year ended 30 June 2023	22 August 2023 News release 14/23

Strong financial performance underpinned by reliable operations and disciplined cost control.

The tragic deaths of two of our colleagues during the year have been deeply felt. Our absolute priority remains eliminating fatalities and serious injuries at BHP.

Our financial results for the year were strong, underpinned by reliable production together with capital and cost discipline as we managed lower commodity prices and inflationary pressures. Our balance sheet is robust and deliberately positioned to support portfolio growth in commodities the world needs for population growth, urbanisation and decarbonisation.

In Canada, our investment in potash is progressing at pace with first production at Jansen on track for the latter half of 2026, and we are creating a new copper province in South Australia following the acquisition of OZ Minerals. We are investing strategically in new ideas, technologies and countries through exploration and early-stage copper and nickel prospects to capture future growth opportunities.

We continue to build an inclusive, high-performance culture and a more sustainable business, which are key to our future competitiveness and ability to deliver sector-leading returns. Today, more than 35% of our employees are female and we have increased Indigenous employee representation globally. We are taking action to reduce our operational GHG emissions through renewable electricity supplies and supporting the development of electric trucks, trains and light vehicles. As of today, BHP has among the lowest absolute operational GHG emissions of the major miners.

Commodity demand has remained relatively robust in China and India even as developed world economies have slowed substantially. In the near term, China’s trajectory is contingent on the effectiveness of recent policy measures. We expect buoyant growth in India with strong construction activity underpinning an expansion in steelmaking capacity. More broadly, there is increased recognition of the importance of critical minerals and strategies across the globe to incentivise investment in supply and demand, which provides opportunities and challenges.

Mike Henry
BHP Chief Executive Officer

Safety	Operational performance

Two fatalities	Iron ore 1% Copper 9% Nickel 4%

We continue to improve our systems, processes and engineered controls, and emphasise the safety culture that must be present every day to eliminate fatalities and serious injuries at BHP.

We achieved production records at Western Australia Iron Ore (WAIO), Olympic Dam and Spence. Full year production guidance was achieved for copper, iron ore, metallurgical coal, energy coal and nickel.

Financial results	Payments to governments

Attributable profit – total operations	Total payments to governments

US$12.9 bn 58%	US$13.8 bn

FY22 US$30.9 bn	FY22 US$17.3[i] bn

Revenue decreased US$11.3 bn due to significantly lower prices in key commodities. We managed the impact of inflation on costs well relative to our competitors. Underlying attributable profitii (which adjusts FY22 for discontinued operations of US$10.7 bn) reduced by 37% to US$13.4 bn.

Tax, royalty and other payments to governments[i] made during FY23 resulted in a global adjusted effective tax rateii of 30.9%, and 41.3% with revenue and production based royalties included.

Capital management

Capital and exploration expenditureii	Fully franked final dividend

US$7.1 bn 16%	US$0.80 per share

FY22 US$6.1 bn	$0.13 per share above the minimum 50% payout (59% payout)

We increased our exposure to future-facing commodities and ~70% of our medium term capital spend is expected to be focused in these commodities.	We have determined a final dividend of US$4.1 bn. This brings total cash returns to shareholders announced for the year of US$1.70 per share, fully franked.

Note: All results are presented on a continuing operations basis, except as noted.

BHP | Financial results for the year ended 30 June 2023

Social valueiii

In FY23, we made progress against all six pillars of our social value framework, while continuing to embed social value assessments into our decision making.

Decarbonisation		Safe, inclusive, and future-ready workforce

Operational GHG emissions		Female employee representation

9.8 Mt CO2-e 11%		35.2% 2.9% pts

FY22 11.0 Mt CO2-e		FY22 32.3%

In June 2023, we shared an update on our plan to achieve our operational decarbonisation target and goal, and we are on track to meet our FY30 target to reduce Scope 1 and Scope 2 emissions from our operated assets by at least 30% from FY20 levels.

We now have seven collaborative partnerships with steelmakers responsible for ~19% of reported global steel productioniv to support our Scope 3 goals.

Doubled from 17.6% in CY16, and a point of differentiation to our competitors.

Approximately 48% of our external hires in FY23 were female. We improved our representation of women in leadership to 29.7%, which is also well ahead of our competitors.

Healthy environment		Responsible supply chains

Natural capital accounting		BHP Responsible Minerals
pilot completed		Program commenced

A mining industry first at Beenup. We also completed important biodiversity and/or ecosystems baseline mapping for all land and water areas at our operated assets (excluding legacy assetsv) and released Context Based Water Targets that apply until FY30.

A fit for purpose due diligence program for our minerals and metals supply chain aligned with OECD guidance. For further information, refer to BHP Responsible Minerals Program.

Indigenous partnerships		Thriving, empowered communities

Indigenous procurement spend	Indigenous employee representation	Total economic contributionvi

US$333 m 122%	8.6% Australia	US$54.2 bn FY22 US$82.5 bn
FY22 US$150 m	9.7% Chile

7.7% Canada

During FY23, we released our sixth Reconciliation Action Plan, which was recognised with ‘Elevate’ status by Reconciliation Australia, and our updated Indigenous Peoples Policy Statement. Both considered Indigenous voices in the process.

We contributed US$40.8 bn to suppliers, community and social investments, employees and governments during the year. This was 75% of our total economic contribution with shareholder payments being US$13.4bn (25%).

In FY23, social investment of ~US$150 m consisted of funding such as direct community development, environmental projects and to the BHP Foundation to address some of the most critical sustainable development challenges facing society that are directly relevant to the resources sector.

Detailed information on social value is included in Appendix 1 and OFR 6 in the Annual Report

BHP | Financial results for the year ended 30 June 2023

Group financial performance

Earnings and margins

Continued reliable operational performance with disciplined cost control led to strong financials.

Revenue

US$53.8 bn 17%

FY22 US$65.1 bn

Attributable profit – total operations

US$12.9 bn 58%

FY22 US$30.9 bn

Underlying attributable profitii

US$13.4 bn 37%

FY22 US$21.3 bn

Profit from operations

US$22.9 bn 33%

FY22 US$34.1 bn

Underlying EBITDAii

US$28.0 bn 31%

FY22 US$40.6 bn

Underlying EBITDA marginii

54%

FY22 65%

Adjusted effective tax rate

30.9%

FY22 31.2%

FY24e 30 – 35%

BHP’s revenue decreased by US$11.3 bn primarily as a result of significantly lower prices across iron ore, metallurgical coal, and copper.

Attributable profit for the year reflects our disciplined cost and reliable operational performance amid the lower price environment, and includes an exceptional loss of US$0.5 bn. For further details see Note 3 - Exceptional items.

Adjusted for the US$10.7 bn profit related to discontinued operations as well as exceptional losses of US$1.1 bn in FY22, Underlying attributable profit decreased by US$7.9 bn.

While we increased copper, iron ore and nickel sales volumes, and exchange rates were favourable, profit from operations and Underlying EBITDA decreased primarily as a result of the lower prices across major commodities, and the impacts of inflation on our underlying cost base, particularly on labour, diesel and electricity prices.

Our focus on cost discipline has allowed us to mitigate the effects of the current inflationary environment. Unit costsii were ~9%vii higher across our major assets, however WAIO extended its lead as the lowest cost major iron ore producer globally.

For further details see

Underlying EBITDA waterfall.

We experienced an effective inflation rate of ~10% in the financial year and expect the lagged impact of inflation to continue into FY24, particularly in labour costs.

Our adjusted effective tax rate was above the 30% Australian corporate tax rate primarily due to:

•	dividend withholding taxes related to our Chilean operations; and

•	current year tax losses not expected to be recoverable.

Our operating costs include US$3.8 bn of revenue or production based royalties. This includes US$1.7 bn of royalties incurred by BHP in respect of our Queensland operations, which combined with income taxes equates to an adjusted effective tax rate including royalties of 55%. The introduction of the new royalty regime resulted in an additional US$0.7 bn in royalties paid to the Queensland Government by BHP in relation to FY23.

Once the US$3.8 bn of revenue and production based royalties are included, our Group effective tax rate was 41.3%.

The adjusted effective tax rate for FY24 is expected to be in the range of 30 to 35%.

Detailed financial information is included in Appendix 1 and OFR 4 in the Annual Report

BHP | Financial results for the year ended 30 June 2023

Cash flow and balance sheet

Strong capital discipline underpinned US$13.1 bn of investments in the period.

Net operating cash flow

US$18.7 bn 36%

FY22 US$29.3 bn

Capital and exploration expenditure

US$7.1 bn 16%

FY22 US$6.1 bn

Free cash flowii

US$5.6 bn 77%

FY22 US$24.3 bn

Net debtii

US$11.2 bn

FY22 US$0.3 bn

H1 FY23 US$6.9 bn

Gearing ratioii

18.7%

FY22 0.7%

H1 FY23 12.9%

Our net operating cash flow reduced as a result of the lower profit from operations, which was partially offset by the resultant reduced income tax and royalty-related taxation payments. Despite lower prices and sales volumes, revenue-based royalties at BHP Mitsubishi Alliance (BMA) increased following the introduction of the new Queensland royalty regime in July 2022.

In line with our Capital Allocation Framework (CAF), we generated free cash flow of US$5.6 bn after investing US$13.1 bn in the following:

•	US$5.9 bn acquisition of OZ Minerals Ltd (OZL) in May 2023;

•	US$4.1 bn in organic development including US$2.3 bn on improvement, US$1.2 bn on future-facing commodities, and US$350 m of exploration spend.

•	US$3.0 bn of maintenance and decarbonisation expenditureviii.

We expect capital and exploration expenditure (with flexibility to adjust and subject to exchange rate movements) to be:

•	For FY24 and FY25, ~US$10 bn per annum, including US$0.4 bn of exploration in FY24;

•	In the medium term, ~US$11 bn per annum on averageix.

These amounts include around US$4 bn in aggregate until FY30 for operational decarbonisation.

BHP’s balance sheet remains strong. During FY23, Moody’s upgraded BHP’s credit rating to A1 while S&P Global’s rating has remained at A-. BHP retired US$2.3 bn of debt and raised US$7.7 bn of which US$5 bn relates to the OZL acquisition facility.

Our net debt increased by US$10.8 bn in the year (or US$4.3 bn from December 2022) largely reflecting the:

•	Purchase of OZL and assumption of US$1.1 bn of its interest bearing liabilities; and

•	Dividends paid to BHP shareholders of US$13.3 bn, and US$1.2 bn to non-controlling interests.

These were partially offset by cash flow generated by the operations.

Our net debt target range of between US$5 and US$15 bn enables us to maintain a resilient balance sheet during periods of change and external uncertainties while retaining the flexibility to allocate capital within our CAF towards shareholder returns and growth opportunities. In the near term, we expect to remain towards the upper end of the net debt target range.

For further details see Note 21 - Net debt.

Detailed financial information is included in Appendix 1 and OFR 4 in the Annual Report

BHP | Financial results for the year ended 30 June 2023

Value and returns

Continuing to balance investing in the business and cash returns to shareholders.

Full year dividend

US$1.70 per share

Fully franked

64% payout ratio

Earnings per share - basic

255 US cps

FY22 611 US cps

Earnings per share - underlyingii

265 US cps

FY22 421 US cps

Underlying return on capital employed (ROCE)ii

28.8%

FY22 48.1%

Our operations continued to generate strong Underlying ROCE of 28.8%.

A final dividend of US$0.80 per share (US$4.1 bn), equivalent to a 59% payout ratio and inclusive of an additional amount of US$0.64 bn above the minimum 50% payout policy, will be paid to shareholders on 28 September 2023.

This brings total cash dividends announced for FY23 to US$1.70 per share, including an additional amount of US$1.9 bn above the minimum payout policy, and making this the third largest full year ordinary dividend declared.

Over the past three years, this amounts to more than US$40 bn cash returned to shareholders.

Important dates for shareholders

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the final dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com

Events in respect of the final dividend	Date

Announcement of currency conversion into RAND	29 August 2023

Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	5 September 2023

Ex-dividend Date JSE	6 September 2023

Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	7 September 2023

Record Date	8 September 2023

Announcement of currency conversion into AUD, GBP and NZD	11 September 2023

DRP and Currency Election date	11 September 2023

Payment Date	28 September 2023

DRP Allocation Date	12 October 2023

Shareholders registered on the South African branch register will not be able to dematerialise or rematerialise their shareholdings between the dates of 5 September 2023 and 8 September 2023 (inclusive), and transfers between the Australian register and the South African branch register will not be permitted between the dates of 28 August 2023 and 11 September 2023 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so before 11 September 2023, or, in the case of shareholdings on the South African branch register of BHP Group Limited, in accordance with the instructions of your CSDP or broker. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The DRP Allocation Price applicable to each exchange will be made available at: bhp.com/DRP

BHP | Financial results for the year ended 30 June 2023

Economic outlookx

As was the case in prior years, BHP’s external operating environment in FY23 was volatile. Our key commodity prices were materially weaker leading to lower revenue generation, while we also managed significant cost inflation across the business.

In the long run, we expect that population growth, rising living standards, and the infrastructure required for decarbonisation will drive demand for steel, non-ferrous metals and fertilisers.

In the near term, while the outlook for the developed world is uncertain, we expect China and India to remain relative sources of stability for commodity demand. We anticipate that these competing forces may have a variable impact on commodity prices in the period. On the cost front, we expect that the lag effect of the inflation peaks observed in FY23 and continued labour market tightness will continue to impact our cost base throughout FY24.

Commodity demand

The demand for commodities in the developed world has slowed substantially due to the impact of anti-inflationary policies and the energy crisis itself. While the energy crisis has faded, the lag effect of higher interest rates will suppress economic growth in the developed world in FY24. Demand though has remained relatively robust in China and India.

The Chinese economy has been volatile since the zero-Covid policy was eased in December 2022. The March quarter saw a better-than-expected recovery in a range of sectors important to commodity demand, raising hopes of a strong year overall. However, that momentum did not carry over fully to the June quarter. That was especially the case in the steel-intensive real estate sector, whereas copper-intensive sectors like automobiles, power machinery, consumer durables (e.g. air-conditioners) and the electricity grid have seen solid growth. The authorities have acknowledged that more policy support is needed to fully embed the recovery. For FY24, the key question is how effective this latest policy push will be.

The demand picture has been more balanced in India, where an investment upswing is in place and commodity demand has been accordingly robust. The Indian economy has healthy momentum as the country moves towards a general election, which is expected to be held in the first half of CY24.

For the review and outlook relating to our individual commodities please refer to the relevant segment sections from page 7.

Costs and inflation

At our half year results in February 2023, we noted that the negative impact of inflation on our cost base was narrowing. Pressures had eased in non-energy raw materials, logistics and manufacturing supply chains, energy risks had become balanced, while labour costs remained the key forward-looking inflationary risk. However, even as the pulse in “prompt” input costs faded, we indicated that the lagged effect of inflation would continue to be felt through the business, and that is broadly how the second half of FY23 played out.

Broad-based inflation has eased noticeably, and additional pressure has come out of industry-specific supply chains. The lagged effect of non-labour inflation (including pricing in contracts that reset periodically based on historical outcomes) is expected to impact the business into FY24. The labour market remains a core inflationary concern. This concern is amplified by the proposed regulatory reform in Australia, which has the potential to add significantly to our labour costs.

Overall, the cost of mining production is now estimated to be higher than it was prior to the pandemic. This implies that price support is also expected to be higher than in previous cycles and low-cost operators stand to capture potentially higher relative margins in certain commodities.

For more detail, please refer to the Prospects blog which can be found on our website.

BHP | Financial results for the year ended 30 June 2023

Segment and asset performance

Detailed financial information on all business segments in the Financial performance summary

Copper
Production	Commodity review and outlook[x]

1,717 kt 9% FY22 1,574 kt FY24e 1,720 – 1,910 Mt Average realised price

Copper prices were volatile over the second half of FY23, with two-way fluctuations based on expectations of China’s recovery, and mounting demand risks in the OECD, with indicators of manufacturing weakness widespread. Historically extremely low global copper inventories and the sector’s ongoing operational performance challenges have helped prices hold up relatively well – though our realised price was 12% lower compared to FY22.

US$3.65/lb 12% FY22 US$4.16/lb

In the near term, we expect demand to be met by a combination of rising primary and scrap supply. A small surplus or a balanced market is the most likely outcome for the current year, with operational disruptions being a key swing factor.

In the medium and longer term, traditional demand (such as home building, electrical equipment and household appliances) is expected to remain solid while the decarbonisation mega-trend is expected to bolster demand. In terms of meeting that demand, we anticipate that the cost curve is likely to steepen as challenges to the development of new resources (such as societal expectations, decarbonisation and water challenges) progressively increase. We anticipate that the industry is likely to enter the final third of this decade with a low inventory buffer, and therefore elevated prices may endure throughout this period.

Underlying EBITDA US$6.7 bn 22% FY22 US$8.6 bn 23% contribution to the Group’s Underlying EBITDA 47% Underlying EBITDA margin
Underlying ROCE 12% FY22 16%	Segment outlook
Capital and exploration expenditure US$2.7 bn FY22 US$2.5 bn FY24e US$4.2 bn

Following the completion of the acquisition of OZL on 2 May 2023, we have established the Copper South Australia province. The addition of the Prominent Hill and Carrapateena operations, combined with Olympic Dam and the potential Oak Dam development, is expected to unlock a pathway to increase volumes and value from the province. We are integrating a team with a strong culture, excellence in project delivery and strong relationships with local communities and partners. OZL assets are included within the FY23 Underlying ROCE for Copper.

In Chile we have a range of studies underway to unlock our significant resource endowment and utilise latent capacity across our Escondida, Spence and Cerro Colorado operations. These include studying options for a new concentrator at Escondida and the evaluation of multiple leaching technologies which could be applied across all three operations. We expect to provide further information on preferred development pathways during CY24.

In Peru, Antamina has applied for environmental approval for a life extension until 2036, from 2028.

BHP | Financial results for the year ended 30 June 2023

Escondida

Copper production	Unit cost[1,2]	Underlying EBITDA

1,055 kt 5%	US$1.40/lb 17%	US$4.9 bn 20%

FY22 1,004 kt	FY22 US$1.20/lb	FY22 US$6.2 bn

FY24e 1,080 – 1,180 kt	FY24e US$1.40 – $1.70/lb

FY25 and FY26e 1,200 – 1,300 ktpa	FY25 and FY26e US$1.30 – US$1.60/lb

1	Based on exchange rates of: FY22 USD/CLP 811 (realised); FY23 USD/CLP 864 (realised); FY24 – FY26 USD/CLP 810 (guidance).
2	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA decreased by 20% primarily as a result of:

•	Lower copper prices which had an unfavourable US$1.2 bn impact; and

•	Unit costs increasing 17% to US$1.40/lb, primarily driven by inflationary cost pressures, including higher contractor costs.

These were partially offset by productivity improvements and higher sales volumes in line with improved grade.

Asset outlook

Over the next 18 months, Escondida will complete a number of strategic studies into options to offset the impact in the decline of concentrator feed grade which is expected from FY27. These options include the potential for a new concentrator to replace the current Los Colorados facility and the application of one or more leaching technologies to improve recoveries and unlock primary sulphide resources in the cathode process. We expect costs associated with the studies, which are captured as operating costs, to increase to ~US$140 m per year in both FY24 and FY25, from ~US$60 m in FY23.

Full SaL, a BHP designed leaching technology, is on track to become the first of these options to be implemented. This technology, which has already been successfully deployed at Spence, is expected to produce ~410 kt in copper cathodes at Escondida over a 10 year period once implemented, through improved recoveries and shorter leach cycle times. We expect capital expenditure to implement Full SaL to be approximately US$300 m, and for first production to be during FY25.

Escondida production is expected to increase in FY24 to between 1,080 and 1,180 kt, then to between 1.2 and 1.3 Mt per year in FY25 and FY26, after which production is expected to decline for a period as a result of lower grades.

BHP | Financial results for the year ended 30 June 2023

Pampa Norte

Copper production	Spence unit cost[1,2,3]	Underlying EBITDA

289 kt 3%	US$2.11/lb	US$0.75 bn 45%

FY22 281 kt	FY24e US$2.00 - US$2.30/lb	FY22 US$1.4 bn

FY24e 210 - 250 kt1

Medium-term ~250 kt

1	Production and unit cost guidance for FY24 is provided for Spence only. Cerro Colorado is expected to produce ~9 kt as it transitions to closure by 31 December 2023.
2	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.
3	Based on exchange rates of: FY22 USD/CLP 811 (realised); FY23 USD/CLP 864 (realised); FY24 USD/CLP 810 (guidance).

Financial performance

Underlying EBITDA decreased by 45% predominately as a result of:

•

Increased costs primarily driven by inflationary cost pressures, and the planned drawdown in mined ore inventories following commissioning of the Spence concentrator and as Cerro Colorado transitions to closure; and

•	Lower copper prices, which had an unfavourable US$0.36 bn impact.

These were partially offset by increased sales volumes at Spence in line with record production.

Asset outlook

During FY23 we applied for environmental approval to extend the life of the Spence leaching facilities to 2039. If approved, this would involve the implementation of a novel approach to re-processing previously leached ores followed by a planned medium-term transition to chalcopyrite ore leaching.

The concentrator plant modifications, which commenced in August 2022, remain on track to be completed in CY23. Expected capital expenditure for the concentrator modification works remains unchanged at approximately US$100 m. We are also studying options to further debottleneck and expand concentrator throughput in the future.

Production at Spence is now expected to average 250 ktpa over the next five years.

We continue to closely monitor previously identified anomalies in the Spence Tailings Storage Facility (TSF) and are aiming to ensure safe operational conditions. In order to remediate the anomalies, changes to the original TSF design will be required and further study is being undertaken. In collaboration with the Engineer of Record, Independent Tailings Review Board and expert consultants, work is ongoing to finalise the schedule, scope and cost of the TSF design, including through studies, site characterisation and modelling. Production guidance at Spence remains subject to the remediation of the TSF anomalies.

Cerro Colorado is transitioning to closure by December 2023. Operating costs at Cerro Colorado are expected to be approximately US$70 m and US$45 m for the December 2023 and June 2024 half years, respectively. We are exploring options to extend the life of Cerro Colorado, including through the use of leaching technologies and desalinated water, which could see the operation restart in approximately 2030, subject to environmental approvals.

BHP | Financial results for the year ended 30 June 2023

Copper South Australia

Copper production 232 kt1 68% FY22 138 kt FY24e 310 – 340 kt	Underlying EBITDA US$0.70 bn 72% FY22 US$0.41 bn

1	Includes contribution of 20 kt from Carrapateena and Prominent Hill.

Financial performance

The combination of Olympic Dam with Prominent Hill and Carrapateena following the acquisition of OZL, has allowed us to create a new province, Copper South Australia. When compared to FY22 (when it was only Olympic Dam), underlying EBITDA increased 72% as a result of:

•

Higher sales volumes at Olympic Dam supported by BHP record copper production following the planned major smelter maintenance campaign (SCM21) in the prior year, and record gold production following debottlenecking activities in FY22, as well as the contribution of sales from Prominent Hill and Carrapateena in the period post-acquisition.

This was partially offset by:

•

Higher operating costs at Olympic Dam primarily due to the planned drawdown of inventory built during SCM21 in the prior year to support record concentrator and smelter performance, the impacts of inflation on the cost base and higher exploration spend in relation to drilling at Oak Dam and Olympic Dam; and

•	Lower average realised prices.

Asset outlook

Following the acquisition of OZL, we are focused on building scale and optionality across the new Copper South Australia province.

Initial integration activity is now complete, where the focus was on safety, people and culture, operational productivity and stability. We expect to realise a range of synergies in the short term, by integrating supply chains and reducing corporate overheads and compliance costs, and in the long term by optimising growth projects.

In FY24, we expect production at Copper South Australia to be between 310 and 340 kt, and will include the transfer of small volumes of copper concentrate from Prominent Hill to Olympic Dam for processing.

We are assessing options for a new two-stage smelter which could produce >500 ktpa. In addition to productivity improvements at the existing operations, we expect to source ore for the expanded smelter from growth and exploration projects, such as:

•

At Prominent Hill, the Wira shaft mine expansion project is under construction. The hoisting shaft is expected to extend the mine life to at least 2036 and may provide access to potential mineralisation outside the current mine plan;

•

At Carrapateena, the Block Cave Expansion project is progressing and is expected to (i) extend the mine life beyond the existing sub-level cave and (ii) increase production at Carrapateena from FY29. Crusher 2 is expected to come online in the March 2024 quarter and provide an uplift in mine productivity; and

•	At Oak Dam, where we continue exploration activity. We are also exploring beneath the Olympic Dam ore body. Refer to the Minerals exploration and early-stage entry section for more details.

BHP | Financial results for the year ended 30 June 2023

Iron ore

Production	Commodity review and outlook[x]

257 Mt 1%

FY22 253 Mt

FY24e 254 – 264.5 Mt

Average realised price

US$92.54/wmt 18%

FY22 US$113.10/wmt

Underlying EBITDA

US$16.7 bn 23%

FY22 US$21.7 bn

59% contribution to the Group’s Underlying EBITDA

67% Underlying EBITDA margin

Underlying ROCE

67%

FY22 91%

Capital and exploration expenditure

US$2.0 bn

FY22 US$1.8 bn

FY24e US$2.0 bn

In terms of steel production, in CY23 China and India are anticipated to lead a 2% recovery in global steel production, following a 4% decline in CY22 (8% decline if you exclude China and India).

In China, steel production was running at ~1,080 Mtpa in the first half of CY23, with solid demand from infrastructure, power machinery, autos and shipping, offsetting weakness in new housing starts and construction machinery. As we have seen in prior years, it is possible that we will see policies limiting steel production in China in the second half of CY23. However, at this stage it appears that China is on the way to producing more than 1 Bt of steel for the 5th consecutive year. That is consistent with our long-held view that China’s steel production would sit at a plateau in the 1.0 to 1.1 Bt range in the first half of the 2020s.

Further growth is expected in India, which we forecast will produce around 135 Mt in CY23, a 35% increase since the beginning of the decade. The Indian government is targeting 300 Mtpa of steel-making capacity by 2030.

In the iron ore market, conditions were better in the second half of FY23 than in the first half, but there are two key uncertainties for the coming six months. The first is how effectively China’s stimulus policy is implemented, especially with regards to real estate. The second revolves around the breadth, timing and severity of any mandated steel production cuts. Our estimate of real-time cost support sits in the US$80-US$100/t range on a 62% Fe CFR basis. That is unchanged from our previous reporting period.

In the medium term, China’s demand for iron ore is expected to be lower than it is today as it moves beyond its crude steel production plateau and the scrap-to-steel ratio rises, though we expect demand for our products from elsewhere in developing Asia will offset this to a degree.

Segment outlook

At WAIO, we are focused on increasing annual production to greater than 305 Mt over the medium term. We are also studying growth of the WAIO business to 330 Mtpa and we expect to complete these studies in CY25. Options under consideration include developing new mines and leveraging existing infrastructure, including at Yandi, increasing ore beneficiation or building a new hub.

Samarco is expected to continue to make strong progress on remediation activity, as it ramps up production and continues to support the local community through jobs, investment and taxes.

BHP | Financial results for the year ended 30 June 2023

Western Australia Iron Ore

Iron ore production	Unit cost[1,2]	Underlying EBITDA

253 Mt 1%	US$17.79/t 6%	US$16.7 bn 24%

C1xi US$15.86/t3

FY22 249 Mt	FY22 US$16.81/t	FY22 US$21.8 bn

FY24e 282 - 294 Mt (100% basis)	FY24e US$17.40 – US$18.90/t

Medium-term >305 Mt (100% basis)	Medium-term <US$17/t

1	Based on exchange rates of: FY22 AUD/USD 0.73 (realised); FY23 AUD/USD 0.67 (realised); FY24 AUD/USD 0.67 (guidance).
2	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.
3

C1 unit costs for FY22 were US$15.05/t. WAIO C1 unit cost excludes third party royalties of US$1.69 per tonne (FY22: US$1.93 per tonne), net inventory movements US$(0.22) per tonne (FY22: US$(0.48) per tonne), depletion of production stripping US$0.81 per tonne (FY22: US$0.69 per tonne), exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income US$(0.34) per tonne (FY22: US$(0.39) per tonne).

Financial performance

Underlying EBITDA decreased by 24%, despite WAIO achieving record production, shipped volumes and lump sales. This is the result of the compounding effect of:

•	Lower average realised prices for iron ore, which decreased 18%, and had an unfavourable impact of US$5.4 bn;

•

Increased unit costs, predominantly due to the effects of inflation, particularly higher diesel prices, increased labour and contractor costs, net drawdown of inventory to support the supply chain, and spend associated with the ramp up of South Flank, which were partially offset by favourable exchange rate movements; and

•	Lower overall sales volumes, as a result of building inventory in China for portside sales.

During FY23, WAIO extended its lead as the lowest cost major iron ore producer globally with a C1 unit cost of US$15.86/t.

Asset outlook

South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100% basis) by the end of FY24. Once ramp up is complete, South Flank’s high quality ore is expected to maintain WAIO’s average iron ore grade of at least ~61% (excluding Yandi) and increase the overall proportion of lump to between 30% and 33%.

As part of our incremental pathway to >305 Mtpa in the medium term we are undertaking the following projects:

•	The Port Debottlenecking Project (PDP1) which remains on track to be completed in CY24 and is expected to deliver an initial uplift in port throughput; and

•

The Rail Technology Programme (RTP) which will be rolled out over the next few years and is expected to improve communications and signalling, operational safety and reduce variability on our WAIO rail network.

Our portside distribution channel in China, which allows for an expanded customer base and increases our flexibility, had ~6 Mt port side sales in FY23. Inventory for portside sales in China will vary over time (~4 Mt at 30 June 2023) as we respond to demand in the seaborne and portside markets, and this may drive differences between production and sales volumes.

Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with operational decarbonisation and our automation programs, is expected to increase to ~US$5.50/t to support the incremental volume required to achieve medium-term guidance, asset integrity and end of life fleet replacement.

BHP | Financial results for the year ended 30 June 2023

Samarco

Iron ore production	Total Renova Foundation spend

4.5 Mt 11%	US$6.4 bn1 31%

FY22 4.1 Mt	FY22 US$4.9 bn1

FY24e 4 – 4.5 Mt

1	Refers to total Renova spend since 2016 (100% basis).

Performance

Samarco continues to operate safely and efficiently since re-starting operations in December 2020. The restart of the second concentrator, which will increase pellet production capacity to approximately 16 Mtpa (100% basis) through a filtration and dry stack tailings solution, is expected to deliver first production in the March 2025 quarter.

BHP Brasil remains committed to Samarco supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and re-establish communities affected by the Samarco dam failure. Renova made strong progress during FY23, and since March 2016, compensation and financial assistance has been paid to approximately 427,000 people and approximately 75% of resettlement casesxii have now been completed.

On 28 July 2023, Samarco and one of its financial creditors jointly filed a restructure plan with the Judicial Reorganisation Court that outlined the proposed restructure of Samarco’s debts subject to the Judicial Reorganisation process. Subject to the plan being ratified by the Court, Samarco and its creditors will now work towards completing the process, including agreeing documentation and seeking final court approvals.

Financials

Cost estimates for the Samarco dam failure provision remain unchanged from the December 2022 half. The Group’s provision related to the Samarco dam failure has increased however to US$3.7 bn as at 30 June 2023, primarily as a result of movements in the exchange rate and amortisation of discounting.

BHP’s expected cash outlay for CY23 in relation to the provision is now US$1.05 bn (down from a previous estimate of $1.95 bn) with the decrease largely as a result of timing of spend. BHP Brasil has approved US$915 m of funding for the Renova Foundation, with additional amounts subject to further approval. This funding will be offset against the Group’s provision for the Samarco dam failure.

For further information, please see note 4 – ‘Significant events – Samarco dam failure’ for the Samarco dam failure provision.

BHP | Financial results for the year ended 30 June 2023

Coal

Production	Commodity review and outlook – Metallurgical coal[x]

Metallurgical coal

29 Mt 0%

FY22 29 Mt

Energy coal

14.2 Mt 3%

FY22 13.7 Mt

Average realised price

Metallurgical coal

US$271.05/t 22%

FY22 US$347.10/t

Thermal coal - export

US$236.51/t 9%

FY22 US$216.78/t

Underlying EBITDA

US$5.0 bn 47%

FY22 US$9.5 bn

18% contribution to the Group’s

Underlying EBITDA

46% Underlying EBITDA margin

Underlying ROCE

47%

FY22 91%

Capital and exploration expenditure

US$0.7 bn

FY22 US$0.6 bn

FY24e US$0.7 bn

Metallurgical coal prices moved lower in FY23 as the global energy shock receded, steel production in OECD importing regions declined, and supply conditions improved across multiple jurisdictions. Against this backdrop the re-opening of the Chinese import market for Australian coals has had little discernible impact on trade flows or pricing.

As has been the case in other commodities, India has been a bright spot in metallurgical coal, with imports expected to grow around 4.5% in CY23, against a 2% decline for the remainder of the seaborne trade.

In the near term, we expect a modest improvement in seaborne demand from OECD importing regions as they see a gradual pickup in their steel industries, while India is expected to continue with its current momentum. The availability of landborne imports, and the operational performance of Chinese domestic mines, are key uncertainties for assessing what China’s call on the seaborne trade might be in CY24.

Over the longer term, we believe that higher quality metallurgical coals (such as those produced by our BMA assets) will continue to be required in blast furnace steel making for decades, driven by the growth of the steel industry in hard coking coal importing countries such as India. In particular, such higher quality coking coals are expected to be valued for their role in reducing the greenhouse gas emissions intensity of blast furnaces. And with the major seaborne supply region of Queensland having become less conducive to long- life capital investment as a result of changes to the royalty regime, the scarcity value of higher quality coking coals may well increase over time.

Segment outlook

Aligned with our strategic objective to focus on producing higher quality metallurgical coal, in February 2023, BHP announced that together with Mitsubishi Development Pty Ltd (our 50:50 joint venture partner in BMA) we have initiated a process to divest the Daunia and Blackwater mines.

Following an extensive review of available options, in June 2022, BHP made the decision to retain New South Wales Energy Coal (NSWEC) in our portfolio, seek the relevant approvals to continue mining beyond the current consent that expires at the end of FY26 and proceed with a managed process to cease mining at the asset by the end of FY30.

BHP | Financial results for the year ended 30 June 2023

BMA

Metallurgical coal production	Unit cost[1,2]	Underlying EBITDA

29.0 Mt 0%	US$96.46/t 8%	US$3.2 bn 50%

FY22 29.1 Mt	FY22 US$89.06/t	FY22 US$6.3 bn

FY24e 56 - 62 Mt (100% basis)	FY24e $US95 - US$105/t

1	Based on exchange rates of: FY22 AUD/USD 0.73 (realised); FY23 AUD/USD 0.67 (realised); FY24 AUD/USD 0.67 (guidance).

2	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA decreased by 50% predominately driven by:

•	Lower average realised prices which had an unfavourable impact of US$2.5 bn;

•

Higher royalties, despite the lower price environment and lower volumes, as a result of the Queensland Government’s decision to raise coal royalties to the highest maximum royalty rate in the world. The introduction of the new royalty regime resulted in an additional US$0.7 bn in royalties paid to the Queensland Government by BHP in relation to FY23. Combined with income taxes, this equates to an adjusted effective tax rate including royalties of 55%;

•

Higher unit costs, increasing 8% primarily due to the impact of inflation, particularly higher diesel prices, higher maintenance activity, and the drawdown of mine inventories, which were partially offset by favourable exchange rate movements; and

•	Lower sales volumes, despite stable production, as a result of timing of sales.

Asset outlook

During FY24, we plan to rebuild BMA’s mine inventories which have been drawn down over the past three years to balance the supply chain and maximise value amidst the significant weather disruptions.

Given the negative impact on investment economics of the Queensland Government’s decision to raise coal royalty rates and the increase in sovereign risk as a result of this decision, we will not be investing in any further growth in Queensland, however we will sustain and optimise our existing operations.

We continue to progress our planned process to divest the Blackwater and Daunia mines for value, and updates (including any adjustment required to guidance as a result of a sale) will be provided to the market where appropriate.

BHP | Financial results for the year ended 30 June 2023

New South Wales Energy Coal

Energy coal production	Unit cost[1,2]	Underlying EBITDA

14.2 Mt 3%	US$82.37/t 16%	US$1.8 bn 2%

FY22 13.7 Mt	FY22 US$70.80/t	FY22 US$1.8 bn

FY24e 13 - 15 Mt

1	Based on exchange rates of: FY22 AUD/USD 0.73 (realised); FY23 AUD/USD 0.67 (realised); FY24 AUD/USD 0.67 (guidance).

2	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliation.

Financial performance

Underlying EBITDA increased marginally as a result of:

•

Higher average realised prices for thermal coal, which had a favourable impact of US$0.4 bn. The market for our products changed dramatically within the year with the impact of the Ukraine/Russia conflict on global energy markets, and the introduction of the NSW Government Coal Price Emergency Directions.

This was partially offset by:

•

Unit costs increasing 16% as the effects of inflation and the higher price environment increased key input costs, particularly diesel, explosives and labour. Additionally, we saw higher freight costs at the Newcastle Coal Infrastructure Group (NCIG) coal export terminal; and

•	Slightly lower sales volumes, despite higher production, as we rebuilt product coal stocks. We also sold a lower portion of higher quality coal types due to the changing market conditions.

Asset outlook

As announced in June 2022, we made the decision to retain NSWEC in our portfolio and proceed with a managed process to cease mining by the end of FY30.

We are now seeking the relevant approvals to continue mining beyond the current consent that expires at the end of FY26. Extending this consent is intended to provide the time to work with our people and the local community on an equitable change and transition approach and the detailed plan for mine closure. Work continues on the modification application, which is intended to be submitted in the second half of CY23.

Subject to receiving the necessary approvals, as we look ahead to 2030 we will not be allocating any growth capital to NSWEC. We expect to optimise our costs for value, with absolute costs expected to be stable in the medium term after a period of higher inflation and input prices.

BHP | Financial results for the year ended 30 June 2023

Group & Unallocated

Nickel

Production	Commodity review and outlook[x]

80 kt 4% FY22 77 kt FY24e 77 – 87 kt Average realised pricexiii US$24,021/t 3% FY22 US$23,275/t

The nickel industry moved further into surplus over the course of FY23 as Indonesian supply continued to grow apace at a time of slowing economic growth. Battery demand is expected to record healthy growth across CY23, but a de-stocking episode across the EV value chain early in the year made its presence felt across all the battery raw materials.

Relatively tight fundamentals in Class-I exchange traded metal have continued to co-exist with considerable over-supply of intermediates and Class-II products.

Longer term, we believe nickel will be a core beneficiary of the electrification mega-trend and that nickel sulphides will be particularly attractive.

Underlying EBITDA

Business outlook

To support growing demand for nickel in the battery market, Nickel West is assessing options for a major smelter renewal project, which could potentially process more nickel from our northern mining operations, sustain our integrated supply chain and create a pathway for additional feed sources. At the mines, we are assessing options to expand Mt Keith operations and have completed approximately 100 km of development and exploration drilling in FY23.

The West Musgrave nickel project in Western Australia is in early stages of execution following the final investment decision by OZL in September 2022 (prior to the acquisition by BHP). The additional drilling and the addition of West Musgrave has led to a 36% increase in nickel resource.

US$0.2 bn 61%
FY22 US$0.4 bn ~1% contribution to the Group’s Underlying EBITDA Capital and exploration expenditure US$0.6 bn FY22 US$0.4 bn FY24e US$0.8 bn

Nickel West

Financial performance

Underlying EBITDA decreased by 61%, despite higher sales volumes, predominantly as a result of:

•	Inventory drawdowns to support the supply chain and to mitigate the operational impact of third party ore delivery issues and a rain event at Mt Keith;

•	The unfavourable impact of inflation on the cost base including increased labour and contractor costs and higher prices for consumables and reagents, diesel, ammonia and explosives; and

•	Lower realised prices for intermediate products more than offsetting higher realised prices for nickel metal.

During the year, we experienced ongoing issues with the quality and volume of ore deliveries from Mincor Resources containing high levels of arsenic, and in March advised that we would no longer accept off-specification product. We purchased more third-party volumes than in FY22, including high cost third party concentrate to offset the impact of the ore supply issues. During FY23, costs associated with purchasing third party products accounted for approximately 30% of the operating cost base and we expect this to continue into FY24.

BHP | Financial results for the year ended 30 June 2023

Potash

Capital expenditure	Commodity review and outlook[x]

US$0.65 bn 72% FY22 US$0.4 bn FY24e US$1.2 bn

Potash prices declined across the second half of FY23 as prices reverted to more normal ranges, following expectations of scarcity in the early months of the Ukraine-Russia conflict.

Medium-term, the major uncertainty is the status of the projects in the areas formerly comprising the Soviet Union.

Longer term, we believe that potash stands to benefit from the intersection of global megatrends: rising population, changing diets and the need for the more sustainable intensification of agriculture on finite arable land. We consider this compelling demand picture, rising geopolitical uncertainty and the maturity of the existing asset base to be an attractive entry opportunity in a lower-risk supply jurisdiction such as Saskatchewan, Canada.

For further information, please see Potash: the fourth wave.

Jansen

Progress - Stage 1 completion	Production target date	Capital estimate

26%	End-CY26	US$5.7 bn

Project update

At the end of FY23 Jansen Stage 1, which will have a capacity of ~4.35 Mtpa, was 26% complete and on track to achieve first production by the end of CY26. Capital expenditure for FY23 was US$647 m. We expect this to increase to ~US$1.0 bn in FY24, as we advance steel and equipment procurement and installation on the surface and underground.

Jansen Stage 2 is expected to deliver ~4 Mtpa of potash production at a lower capital intensity than Stage 1 (between ~US$1,000 and US$1,200/t), through leveraging the substantial infrastructure investment already being constructed for Stage 1. In line with our favourable view on the long-term outlook for potash, we have accelerated the feasibility study for Jansen Stage 2, and this remains on track for completion during FY24. The earliest potential final investment decision is within FY24, and if a decision is taken, first production could be achieved as early as FY29. Pre-commitment spend in FY24 for Jansen Stage 2 is expected to be ~US$125 m.

BHP | Financial results for the year ended 30 June 2023

Minerals exploration and early-stage entry

Exploration expenditure US$350 m 37% FY22 $256 m

BHP continued to strengthen its portfolio of options in future-facing commodities, via high potential exploration projects, equity investments, joint ventures and farm-in agreements. We also leveraged technology to look deeper in mature exploration jurisdictions and identify new high potential search spaces.

Greenfield minerals exploration was undertaken during the year to advance copper targets in Chile, Ecuador, Serbia, Peru, Canada, Australia and the United States. Nickel targets were advanced in Canada and Australia. We continued to progress activity at Ocelot, BHP’s recently identified copper porphyry mineralised system in the Miami-Globe copper district of the United States.

BHP also signed a Sales and Purchase agreement for Ragnar Metals’ Sweden operations, gaining access to drill-ready programs for nickel. These will be further advanced during FY24.

BHP also continued its strategy of partnering with mining companies focused on early-stage copper and nickel projects, with additional investments made during the year in Brixton Metals, Midland Exploration, Filo Mining and Kabanga Nickel.

At Copper South Australia, we published an Exploration Target at Oak Damxiv and have commenced the next phase of drilling as we work towards defining a first Mineral Resourcexv. We plan to increase the number of drilling rigs (from nine to eleven) and to establish core processing facilities and an accommodation camp by the end of CY23. We are continuing community and stakeholder engagement in preparation for submission of our application to convert the Oak Dam tenement from an exploration licence to a retention lease, enabling progression of an early access decline. We have also commenced exploratory drilling beneath the Olympic Dam mine, at depths between 900 and 1,500 metres, with nine surface exploration rigs.

In the past year, we established BHP Xplor, an innovative accelerator program which supports early-stage mineral exploration companies. The inaugural program was a success, with several companies selected for additional investment. Applications for the 2024 process opened in August.

BHP | Financial results for the year ended 30 June 2023

Appendix 1

Detailed financial information is included in OFR 4.3 in the Annual Report

Financial performance summary1

A summary of performance for the 2023 and 2022 financial years is presented below.

Year ended 30 June 2023 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit

Copper

Escondida	8,847	4,934	4,070		12,207	1,351

Pampa Norte[5]	2,491	754	244		4,487	647

Antamina[6]	1,468	998	824		1,430	374

Copper South Australia[7]	2,806	703	251		15,782	641

Other[6]	20	(209)	(228)		636	59

Total Copper from Group production	15,632	7,180	5,161	471	34,542	3,072

Third party products	1,863	18	18	-	-	-

Total Copper	17,495	7,198	5,179	471	34,542	3,072	151	148

Adjustment for equity accounted investments[6]	(1,468)	(545)	(369)	-	-	(374)	(6)	(3)

Total Copper statutory result	16,027	6,653	4,810	471	34,542	2,698	145	145

Iron Ore

Western Australia Iron Ore	24,678	16,660	14,663		20,438	1,956

Samarco[8]	-	-	-		(3,695)	-

Other	113	33	9		(100)	10

Total Iron Ore from Group production	24,791	16,693	14,672	(295)	16,643	1,966

Third party products	21	(1)	(1)	-	-	-

Total Iron Ore	24,812	16,692	14,671	(295)	16,643	1,966	96	52

Adjustment for equity accounted investments	-	-	-	-	-	-	-	-

Total Iron Ore statutory result	24,812	16,692	14,671	(295)	16,643	1,966	96	52

Coal

BHP Mitsubishi Alliance	7,652	3,197	2,572		7,545	488

New South Wales Energy Coal[9]	3,455	1,953	1,868		(243)	156

Other	-	(39)	(57)		(36)	13

Total Coal from Group production	11,107	5,111	4,383	-	7,266	657

Third party products	-	-	-	-	-	-

Total Coal	11,107	5,111	4,383	-	7,266	657	13	6

Adjustment for equity accounted investments[9]	(149)	(113)	(88)	-	-	-	-	-

Total Coal statutory result	10,958	4,998	4,295	-	7,266	657	13	6

Group and unallocated items

Potash	-	(205)	(207)		4,469	647	1	1

Nickel West	2,009	164	57		1,189	637	52	48

Other[10]	11	(346)	(806)		(229)	128	43	42

Total Group and unallocated items	2,020	(387)	(956)	(64)	5,429	1,412	96	91

Inter-segment adjustment	-	-	-	-	-	-	-	-

Total Group	53,817	27,956	22,820	112	63,880	6,733	350	294

BHP | Financial results for the year ended 30 June 2023

Year ended 30 June 2022 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit

Copper

Escondida	9,500	6,198	5,291		11,703	860

Pampa Norte[5]	2,670	1,363	470		4,543	673

Antamina[6]	1,777	1,289	1,143		1,306	323

Copper South Australia[7]	1,776	409	(12)		9,877	966

Other[6]	-	(157)	(173)		(9)	29

Total Copper from Group production	15,723	9,102	6,719	(81)	27,420	2,851

Third party products	2,903	36	36	-	-	-

Total Copper	18,626	9,138	6,755	(81)	27,420	2,851	96	92

Adjustment for equity accounted investments[6]	(1,777)	(573)	(425)	-	-	(323)	(11)	(7)

Total Copper statutory result	16,849	8,565	6,330	(81)	27,420	2,528	85	85

Iron Ore

Western Australia Iron Ore	30,632	21,788	19,669		20,376	1,847

Samarco[8]	-	-	-		(3,433)	-

Other	116	(81)	(198)		(120)	1

Total Iron Ore from Group production	30,748	21,707	19,471	(648)	16,823	1,848

Third party products	19	-	-	-	-	-

Total Iron Ore	30,767	21,707	19,471	(648)	16,823	1,848	95	54

Adjustment for equity accounted investments	-	-	-	-	-	-	-	-

Total Iron Ore statutory result	30,767	21,707	19,471	(648)	16,823	1,848	95	54

Coal

BHP Mitsubishi Alliance	10,254	6,335	5,708		7,802	491

New South Wales Energy Coal[9]	3,122	1,868	1,777		(121)	73

Other[11]	2,260	1,363	1,283		(31)	57

Total Coal from Group production	15,636	9,566	8,768	849	7,650	621

Third party products	-	-	-	-	-	-

Total Coal	15,636	9,566	8,768	849	7,650	621	17	6

Adjustment for equity accounted investments[9]	(87)	(62)	(35)	-	-	-	-	-

Total Coal statutory result	15,549	9,504	8,733	849	7,650	621	17	6

Group and unallocated items

Potash	-	(147)	(149)		3,570	376	-	-

Nickel West	1,926	420	327		721	362	42	37

Other[10]	7	585	(276)		(1,746)	120	17	17

Total Group and unallocated items	1,933	858	(98)	(450)	2,545	858	59	54

Inter-segment adjustment	-	-	-	-	-	-	-	-

Total Group	65,098	40,634	34,436	(330)	54,438	5,855	256	199

1

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments (D&A) of US$5,024 m (FY22: US$6,528 m) and net finance costs of US$1,531 m (FY22: US$969 m).

2	Total revenue from thermal coal sales, including BMA and NSWEC, was US$3,528 m (FY22: US$3,559 m).
3

For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer OFR 10 ‘Non-IFRS financial information’ in the Annual Report.

4	Excludes exceptional items relating to Net finance costs US$452 m and Income tax expense US$266 m (FY22: Net finance costs US$290 m and Income tax expense US$454 m).
5	Includes Spence and Cerro Colorado.
6

Antamina, SolGold and Resolution (the latter two included in Other) are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes D&A, net finance costs and taxation expense of US$545 m (FY22: US$573 m) related to equity accounted investments.

7

Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZL. Results of assets acquired as part of the acquisition of OZL are for the period from the date of acquisition.

8

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

9

Includes NCIG which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group’s share. Total Coal statutory result excludes contribution related to NCIG until future profits exceed accumulated losses.

10

Other includes functions, other unallocated operations including legacy assets, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZL) and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments. Results of assets acquired as part of the acquisition of OZL are for the period from the date of acquisition.

11

The divestment of BHP’s 80% interest in BHP Mitsui Coal (BMC) was completed on 3 May 2022. The Group’s share of BMC revenue, Underlying EBITDA, D&A, Underlying EBIT and Capital expenditure has been presented within ‘Other’.

BHP | Financial results for the year ended 30 June 2023

Underlying EBITDA waterfall

The following table and commentary describes the impact of the principal factorsii that affected Underlying EBITDA for the 2023 financial year compared with the 2022 financial year:

US$M	Total Group	Copper	Iron ore	Coal	Group and unallocated
Year ended 30 June 2022	40,634	8,565	21,707	9,504	858
Net price impact
Change in sales prices	(9,182)	(1,656)	(5,359)	(2,123)	(44)
		Refer to Segment and asset performance for average realised prices
Price-linked costs	(83)	28	390	(507)	6

			WAIO: Lower royalties in line with lower prices.	BMA: Higher royalties as a result of new government royalty regime (despite lower prices). NSWEC: Higher royalties in line with higher prices.
Change in volumes	1,545	1,409	162	(158)	132

Copper South Australia: Increased volumes following:

•  the planned major smelter maintenance campaign (SCM21) in the prior period at Olympic Dam; and

•  higher gold production following debottlenecking activities in the prior period at Olympic Dam.

Escondida: Higher volumes due to higher concentrator feed grade and prior period COVID-19 impacts. Partially offset by lower concentrator throughput.

Spence: Higher concentrator throughput at the Spence Growth Option (SGO), partially offset by lower grade and recoveries.

WAIO: Positive impact due to:

•  ramp up of South Flank having a favourable impact on product mix, with lump sales increasing from 29% to 31%; and

•  strong operational performance resulting in record production.

Partially offset by an inventory build of almost 4 Mt in China for portside sales.

NSWEC: Slightly lower volumes despite higher production as a result of rebuilding product coal inventories following a prior period drawdown.

BMA: While production was in line with prior period, sales volumes were lower due to timing of shipments.

Nickel West: Higher sales volumes primarily due to:

•  increased concentrate and matte product sales; and

•  timing of shipments.

Partially offset by lower refined nickel sales as a result of issues with third party ore deliveries and a rain event at Mt Keith.

Change in controllable cash costs	(1,426)	(766)	6	(212)	(454)
Operating cash costs	(1,318)	(667)	3	(211)	(443)

Copper South Australia: Increased costs at Olympic Dam primarily due to the drawdown of inventory built during SCM21 in the prior period.

Pampa Norte: Increased costs primarily relate to planned unfavourable inventory movements, to ensure consistent feed to SGO (Spence) and in preparation for closure (Cerro Colorado).

Escondida: Higher costs due to:

•  higher contractor costs and unfavourable inventory movements due to stock builds in FY22 from record material mined;

•  partially offset by prior period COVID-19 cost impacts and workforce bonus payments for renewal of a collective bargaining agreement in FY22.

WAIO: Cost improvements due to:

•  savings secured through the global procurement model; and

•  easing of Western Australia’s COVID-19 restrictions and prior period compliance costs;

Partially offset by:

•  increased labour costs;

•  inventory drawdown to mitigate the disruption of operational impacts.

BMA: Higher costs primarily due to increased maintenance activity, increased labour costs and inventory drawdowns due to the impacts of significant wet weather and mining in higher strip ratio areas.

NSWEC: Higher costs primarily due to increased freight costs at the NCIG coal export terminal and the cost associated with deploying additional stripping capacity.

Nickel West: Higher costs driven by inventory drawdowns to mitigate disruption caused by heavy rain at Mt Keith and third party ore quality and delivery issues.

Group and Unallocated also includes increased overhead expenses due to construction at Jansen Stage 1.

Exploration and business development	(108)	(99)	3	(1)	(11)

		Copper South Australia: Higher exploration spend for drilling activities at Oak Dam and Olympic Dam.
Change in other costs
Exchange rates	667	(3)	211	282	177
Inflation	(1,412)	(701)	(244)	(262)	(205)
Fuel, energy, and consumable price movements	(272)	38	(112)	(118)	(80)

		Escondida and Spence: • lower power prices due to the renewables transition; and • lower acid prices. Partially offset by: • higher diesel and consumable prices.	WAIO: Primarily due to higher diesel prices.	BMA & NSWEC: Primarily due to higher diesel and explosives prices.	Nickel West: Higher prices for consumables and reagents, diesel, ammonia and explosives.
Non-Cash	7	(53)	60	-	-

		Escondida: Lower capitalised stripping costs reflecting lower waste material moved. Spence: Higher capitalised stripping costs reflecting increased waste material moved.	WAIO: Write-off of dormant stockpiles in prior period, partially offset by higher depletion of production stripping.
One-off items	(411)	-	-	-	(411)

					G&U: Includes the review of employee allowances and entitlements, and OZL acquisition costs.
Asset sales	-	1	5	(6)	-
Ceased and sold operations	(1,434)	-	-	(1,383)	(51)

				BMC: Unwind of the contribution of BHP’s 80% interest in BMC, prior to divestment in May 2022.
New and acquired operations	57	72	-	-	(15)

		OZL: Contribution from recently acquired assets.
Other	(734)	(281)	(134)	(19)	(300)

		Antamina: Decreased profit driven by lower copper realised prices.	WAIO: Other includes higher freight and distribution costs.		Marketing: Includes US$414 m lower recovery of freight costs caused by movements in the freight index on continuous voyage charter (CVC) voyages.
Year ended 30 June 2023	27,956	6,653	16,692	4,998	(387)

BHP | Financial results for the year ended 30 June 2023

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Year ended 30 June 2023	Average Year ended 30 June 2022	As at 30 June 2023	As at 30 June 2022	As at 30 June 2021
Australian dollar[1]	0.67	0.73	0.66	0.69	0.75
Chilean peso	864	811	803	920	735

1	Displayed as US$ to A$1 based on common convention.

Capital and exploration expenditure

Historical capital and exploration expenditure and guidance are summarised below:

	FY24e US$bn	FY23 US$M	FY22 US$M
Maintenance and decarbonisation[1]	3.1	2,981	2,765

Development - Minerals	6.5	3,752	3,090
Capital expenditure (purchases of property, plant and equipment)	9.6	6,733	5,855
Add: exploration expenditure	0.4	350	256
Capital and exploration expenditure – Continuing operations	~10.0	7,083	6,111

1	Includes capitalised deferred stripping of US$849 m for FY23 (FY22: US$790 m) and US$1.0 bn estimated for FY24.

Major Projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	Initial production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	5,723	End-CY26	Project is 26% complete.

Production and unit cost guidance

Historical production and production guidance are summarised below:

Production	Medium-term guidance		FY24 guidance	FY23	FY24e vs FY23
Copper (kt)[1]			1,720 –1,910	1,717	0% – 11%
Escondida (kt)	1,200 – 1,300	[2]	1,080 –1,180	1,055	2% – 12%

Pampa Norte (kt)	~250	[3]	210 – 250[3]	289	(27%) – (13%)

Copper South Australia (kt)[4]			310 – 340	232	33% – 46%

Antamina (kt)			120 – 140	138	(13%) – 1%

Carajás (kt)			-	1.6	-
Iron ore (Mt)			254 – 264.5	257	(1%) – 3%

WAIO (Mt)			250 –260	253	(1%) – 3%

WAIO (100% basis) (Mt)	>305		282 –294	285	(1%) – 3%

Samarco (Mt)			4 – 4.5	4.5	(11%) – 0%
Metallurgical coal - BMA (Mt)			28 – 31	29	(4%) – 7%
BMA (100% basis) (Mt)			56 – 62	58	(4%) – 7%
Energy coal – NSWEC (Mt)			13 – 15	14	(8%) – 6%
Nickel (kt)			77 – 87	80	(4%) – 9%

1	FY23 includes contribution of 21.5 kt from operations acquired from OZL.

2	Medium term refers to FY25 and FY26.

3

Production guidance is provided for Spence only. Average of 250 ktpa over five years on the basis that remediation of the previously identified TSF anomalies does not impact operations. Cerro Colorado is expected to produce ~9 kt as it transitions to closure by 31 December 2023.

4	Comprised of Olympic Dam, Prominent Hill and Carrapateena.

BHP | Financial results for the year ended 30 June 2023

Historical costs1 and cost guidance for our major assets are summarised below:

			FY23 at
	Medium-term guidance[2]	FY24 guidance[2]	guidance exchange rates[3]	realised exchange rates[3]

Escondida unit cost (US$/lb)	1.30 – 1.60[4,5]	1.40 - 1.70[4]	1.40	1.40

Spence unit cost (US$/lb)		2.00 – 2.30	2.09	2.11

WAIO unit cost (US$/t)[5]	<17	17.40 - 18.90	18.91	17.79

BMA unit cost (US$/t)		95 - 105	105.21	96.46

1	Refer to OFR 10 – Non-IFRS information in the Annual Report for detailed unit cost reconciliations and definitions.

2	FY24 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.67 and USD/CLP 810.

3	Based on exchange rates of: FY23 AUD/USD 0.72 USD/CLP 830 (guidance); FY23 AUD/USD 0.67 USD/CLP 864 (realised).

4	Escondida unit costs for FY24 onwards exclude revenue based government royalties.

5	Medium term refers to FY25 and FY26.

6	The breakdown of C1 unit costs, excluding third party royalties, are detailed on page 12.

Health, safety and social value

Key safety indicators1

	Target/Goal	FY23	FY22

Fatalities	Zero work-related fatalities	2	0

High-potential injury (HPI) frequency[2]	Year-on-year improvement in HPI frequency	0.18	0.14

Total recordable injury frequency (TRIF)[2]	Year-on-year improvement in TRIF	4.5	4.0

1	All data points are presented on a total operations basis, unless otherwise noted. Excludes OZL operations and functions.

Social value: key indicators scorecard1,3

	Target/Goal	FY23	FY22

Operational greenhouse gas (GHG) emissions (Mt CO2-e)	Reduce operational GHG emissions by at least 30 per cent from FY20 levels[4] by FY30	9.8	11.0

Value chain emissions: Financial value committed in steelmaking partnerships and ventures to date (US$ m)	Steelmaking: 2030 goal to support industry to develop technologies and pathways capable of 30 per cent GHG emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030	114	90

Value chain emissions: Reduction[5] in emissions intensity of BHP-chartered shipping of our products (%)	Maritime transportation: 2030 goal to support 40 per cent GHG emissions intensity reduction of BHP-chartered shipping of BHP products	41	✓

Social investment (US$M)	Voluntary investment focussed on the six pillars of our social value framework	149.6	186.4

Indigenous procurement spend (US$M)	Purchases from Indigenous vendors of US$269 million in FY23	332.6	149.9

Female employee participation (%)	Aspirational goal for gender balance[6] by the end of FY25	35.2	32.3

Indigenous employee representation (%)	Australia[7]: aim to achieve 9.7 per cent by the end of FY27	8.6	8.3
	Chile[8]: aim to achieve 10.0 per cent by the end of FY25	9.7	8.7
	Canada[9]: aim to achieve 20.0 per cent by the end of FY26	7.7	7.2

Area under nature-positive management practices[10] (%)	2030 goal of having at least 30 per cent of the land and water we steward[11] under conservation, restoration or regenerative practices	1.3	1.0

1	All data points are presented on a total operations basis, unless otherwise noted. Excludes OZL operations and functions.

2	Combined employee and contractor frequency per 1 million hours worked.

3	Includes selection of key social value framework metrics. Additional metrics are included in OFR 6 in the Annual Report.

4

For our baseline year of FY20, our operational GHG emissions were 14.5 Mt CO2-e. FY20 baseline has been adjusted for divestment of our Petroleum business (merger with Woodside completed on 1 June 2022) and our interest in BMC (completed on 3 May 2022), and for methodological changes (use of Intergovernmental Panel on Climate Change (IPCC) Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge).

5

Against CY08. CY08 was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation’s 2030 emissions intensity goal and its corresponding reasoning and strategy.

6	Employees only, as at 30 June. We define gender balance as a minimum 40% women and 40% men in line with the definitions used by entities such as the International Labour Organisation.

7

Indigenous employee representation at Minerals Australia operations. Total Indigenous employee representation in Australia, including non-operational roles (2.7%), was 7.7% at 30 June 2023. While for FY23 this does not include employees of OZL who joined BHP via acquisition on 2 May 2023, former OZL operations in Australia had 3.8% Indigenous employee representation at 30 June 2023.

8	Indigenous employee representation at Minerals Americas operations in Chile.

9

Indigenous employee representation at the Jansen Potash project and operations in Canada. Total Indigenous workforce representation at the Jansen Potash project and operations, including contractors (21.4%), was 20.8% at 30 June 2023.

10

Area under our stewardship that which has a formal management plan including conservation, restoration or regenerative practices. 1.3% is calculated based on areas of land and water that we stewarded at 30 June 2023. Refer to the BHP ESG Standards and Databook 2023, available at https://www.bhp.com/sustainability, for more information.

11

Excluding greenfield exploration licences (or equivalent tenements), which are outside the area of influence of our existing mine operations. 30% will be calculated based on the areas of land and water that we steward at the end of FY30.

BHP | Financial results for the year ended 30 June 2023

The Financial Information for the year ended 30 June 2023 is derived from the audited Consolidated Financial statements included in the Annual Report and has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2022 financial statements of the Group in the Annual Report, with the exception of new accounting standards and interpretations which became effective from 1 July 2022 and other changes in accounting policies applied with effect from 1 July 2022. This news release includes Financial Information that is unaudited. Users are advised to read this News Release document together with the Annual Report (simultaneously released to respective stock exchanges). Analysis relates to the relative financial and/or production performance of BHP and/or its operations during the 2023 financial year compared with the 2022 financial year, unless otherwise noted. Operations includes operated and non-operated assets, unless otherwise noted. Medium term refers to a five-year horizon, unless otherwise noted. Production volumes and financials for the operations acquired from OZL are for the period of 1 May to 30 June 2023, whilst the acquisition completion date was 2 May 2023. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

i	Presented on a total operations basis. The equivalent number for continuing operations in FY22 is US$15.2 bn. For more information refer to the BHP Economic Contribution Report 2023.

ii	We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information (as outlined in ASIC Regulatory Guide 230) is not defined or specified under the requirements of IFRS, but is derived from the Group’s Consolidated Financial Statements prepared in accordance with IFRS. Non-IFRS financial information includes some of the following items (for a complete list of Non-IFRS financial information and their respective definitions and calculation methodology, please refer to OFR 10 in the Annual Report): Underlying EBIT, Underlying EBITDA, Underlying EBITDA margin, capital and exploration expenditure, adjusted effective tax rate, ROCE, underlying return on capital employed, unit costs, free cash flow, net debt, gearing ratio, and underlying earnings per share. Non-IFRS financial information and relevant reconciliations are included in the Annual Report document for the year ended 30 June 2023 and comparative periods. Non-IFRS financial information is unaudited.

iii	Social value metrics exclude OZL operations and functions, unless otherwise noted.

iv	World Steel in Figures 2023, World Steel Association.

v	Legacy assets refer to those BHP-operated assets, or part thereof, located in the Americas that are in the closure phase.

vi

This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. FY22 has been restated to conform to the FY23 basis of preparation that includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis. FY22 includes the US$19.6 bn in specie dividend in connection with the merger of BHP Petroleum with Woodside. For more information refer to the BHP Economic Contribution Report 2023.

vii	Calculated on a copper equivalent production weighted average basis.

viii	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

ix	Average for FY26-FY28; +/- 50% in any given year.

x	The information in this section is based on BHP data, analysis and desk top research on public data sources.

xi

There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means that third-party data may not be comparable to our data. WAIO C1 unit costs exclude third party royalties, net inventory movements, depletion of production stripping, exploration expenses, marketing purchases, demurrage, exchange rate gains/losses, and other income.

xii	Resettlement cases completed includes completed construction (families either moved in or handover to families in progress) or cash payment solutions.

xiii	Relates to refined nickel metal only. Excludes intermediate products and nickel sulphate.

xiv

An Exploration Target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnes and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource.

xv

The potential quantity and grade of an Exploration Target is conceptual in nature and as such there has been insufficient exploration to estimate a Mineral Resource, and it is uncertain if further exploration or analysis will result in the estimation of a Mineral Resource.

Forward-looking statements

This release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements other than statements of historical or present facts, including: statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, guidance; reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies; provisions and contingent liabilities; and tax, legal and other regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘outlook’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available as at the date of this release and are not guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and deliver the products extracted to applicable markets; the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; changes in environmental and other regulations, political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in OFR 8.1 in the Annual Report and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

BHP | Financial results for the year ended 30 June 2023

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP and its subsidiaries

In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in the Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets.

This release covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2022 to 30 June 2023.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non- operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

1

References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

Further information on BHP can be found at bhp.com

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The Board of BHP Group Limited

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 22, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary